Exhibit 99.2

MAY 28, 2020

MAVERIX METALS INC.

MARKETED SECONDARY OFFERING OF COMMON SHARES

TERM SHEET

A FINAL BASE SHELF PROSPECTUS CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA OTHER THAN QUEBEC. A COPY OF THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT TO THE FINAL BASE SHELF PROSPECTUS AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED, IS REQUIRED TO BE DELIVERED WITH THIS DOCUMENT. THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PROSPECTUS SUPPLEMENT) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE READERS INVEST, THEY SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PROSPECTUS SUPPLEMENT AND ANY OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFERING. THE COMPANY HAS ALSO FILED A FINAL BASE SHELF PROSPECTUS AND A PROSPECTUS SUPPLEMENT RELATING TO THE OFFERING WITH EACH OF THE PROVINCIAL SECURITIES REGULATORY AUTHORITIES IN CANADA (OTHER THAN QUEBEC). POTENTIAL INVESTORS MAY GET ANY OF THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR VIA SEDAR AT WWW.SEDAR.COM. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND POTENTIAL INVESTORS THE DOCUMENTS WITHOUT CHARGE IF REQUESTED. IN CANADA YOU MAY REQUEST A COPY OF THE FINAL BASE PROSPECTUS AND PROSPECTUS SUPPLEMENT FROM RAYMOND JAMES BY EMAIL AT ECM-SYNDICATION@RAYMONDJAMES.CA OR PI FINANCIAL BY EMAIL AT SYNDICATION@PIFINANCIAL.COM, AND IN THE UNITED STATES FROM RAYMOND JAMES BY EMAIL AT ECM-SYNDICATION@RAYMONDJAMES.CA OR PI FINANCIAL (US) BY EMAIL AT SYNDICATION@PIFINANCIAL.COM.

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

Issuer:	Maverix Metals Inc. (the “Company”).

Selling Shareholder:	Pan American Silver Corp. (the “Selling Shareholder”).

Offering:	9,000,000 common shares (the “Shares”) offered on a secondary basis (the “Offering”) , before giving effect to any exercise of the Over-Allotment Option (as defined below).

Offering Size:	US$39,600,000, before giving effect to any exercise of the Over-Allotment Option (as defined below).

Offering Price:	US$4.40 per Share.

Over-Allotment Option:	The Selling Shareholder will grant the Underwriters an option, exercisable at the Offering Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 15% of the Shares sold in the Offering (1,350,000 Shares) to cover over-allotments.

Shares Held by the Selling Shareholder Following Closing:	Following completion of the Offering and before giving effect to any exercise of the Over-Allotment Option, the Selling Shareholder is expected to hold 26,833,500 Shares of the Company, representing approximately 21% of the issued and outstanding Shares (assuming exercise in full of the 8,250,000 warrants held by the Selling Shareholder (the “Selling Shareholder Warrants”)) or 25,483,500 Shares representing approximately 19.9% if the Over-Allotment Option is exercised in full. The Selling Shareholder has informed the Company of its intention to exercise the Selling Shareholder Warrants upon closing of the Offering.

Shares Outstanding:	There are currently 119,759,804 Shares of the Company outstanding and upon completion of the Offering (assuming the exercise of the Selling Shareholder Warrants), there are expected to be 128,009,804 Shares of the Company outstanding.

Use of Proceeds:	The Company will not receive any proceeds from the Offering. The net proceeds of the Offering will be payable to the Selling Shareholder.

Standstill:	The Selling Shareholder has agreed that it will not, directly or indirectly, without the prior written consent of Raymond James on behalf of the Underwriters, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any common shares, or financial instruments or securities convertible or exchangeable into common shares, for a period commencing on the date hereof and ending 90 days after the Closing Date, subject to certain limited exceptions.

Offering Procedure:	Marketed underwritten offering by way of prospectus supplement in all provinces of Canada (other than Quebec). Offered in the United States pursuant to a registration statement under the Multi-Jurisdictional Disclosure System, and internationally as permitted.

Eligibility:	The Shares will be eligible for RDSPs, RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Listing:	The outstanding common shares of the Company are listed on the TSX and the NYSE American under the symbol “MMX”.

Underwriters:	A syndicate co-led by Raymond James Ltd. (as sole bookrunner) and PI Financial Inc.

Underwriters’ Fee:	4%.

Closing Date:	On or about June 5, 2020 (T+5).